October 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-191219)

Ladies and Gentlemen:

As representatives of the several underwriters of Aerie Pharmaceuticals, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on October 24, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 15, 2013, through the date hereof:

Preliminary Prospectus dated October 15, 2013:

3,206 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

RBC Capital Markets LLC
Stifel, Nicolaus & Company Incorporated
As Representatives of the several Underwriters

RBC CAPITAL MARKETS LLC			STIFEL, NICOLAUS & COMPANY INCORPORATED

By:	/s/ Jennifer Caruso		By:	/s/ Keith Lister
	Name:	Jennifer Caruso		Name:	Keith Lister
	Title:	Director		Title:	Managing Director